EXHIBIT 23



                 CONSENT OF INDEPENDENT AUDITORS



Employee Benefits and Compensation Committee
    REPUBLIC NATIONAL BANK OF NEW YORK


       We consent to the incorporation by reference, in the Registration Statement on Form S-8 (No. 33-44048) of Republic New York Corporation, of our report dated May 26, 1995, relating to the statements of net assets available for plan benefits of the Profit Sharing and Savings Plan of Republic National Bank of New York as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for the years then ended, and all related schedules, which report appears in the December 31, 1994 Annual Report on Form 11-K of the Profit Sharing and Savings Plan of Republic National Bank of New York.



                                      KPMG PEAT MARWICK LLP



New York, New York
June 29, 1995